UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number of issuing entity: 333-187718-02

GE Equipment Midticket LLC, Series 2013-1
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-187718

CEF Equipment Holding, L.L.C.
(Exact name of depositor as specified in its charter) Commission File Number of titling trust: 333-187718-01 GE TF Trust (Exact name of titling trust as specified in its charter)

GE Capital US Holdings, Inc. (as successor in interest to General Electric Capital Corporation)
(Exact name of sponsor as specified in its charter)

State of Delaware (State or other jurisdiction of incorporation or organization)
CEF Equipment Holding, L.L.C. 201 Merritt 7, Norwalk, Connecticut (Address of principal executive offices of registrant) 06851 (Zip Code)		GE TF Trust 201 Merritt 7, Norwalk, Connecticut (Address of principal executive offices of co-registrant) 06851 (Zip Code)

(203) 749-2101

(Registrant’s telephone number, including area code)

GE Equipment Midticket LLC, Series 2013-1

0.23000% Asset Backed Notes, Class A-1

0.64% Asset Backed Notes, Class A-2

0.95% Asset Backed Notes Class A-3

1.39% Asset Backed Notes, Class A-4

1.78% Asset Backed Notes, Class B

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:    0

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2016

GE Equipment Midticket LLC, Series 2013-1

By: CEF Equipment Holding, L.L.C.,

its Managing Member

By: /s/ Charles E. Rhodes

Name: Charles E. Rhodes

Title: Vice President and Secretary

CEF Equipment Holding, L.L.C.

By: /s/ Charles E. Rhodes

Name: Charles E. Rhodes

Title: Vice President and Secretary

GE TF Trust

By: GE Capital US Holdings, Inc.,

solely as servicer of GE TF Trust

By: /s/ Thomas A. Davidson

Name: Thomas A. Davidson

Title: Authorized Signatory